SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito C, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐              No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Shareholder remuneration	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A, as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, at its meeting held today, has analysed and positively considered a revision of the shareholder remuneration targets announced in October 2009, which were established considering an economic and operating environment and financial markets conditions that have changed materially since then.

In the current environment and considering Telefónica’s stock market valuation, the Company has decided to anticipate the flexible shareholder remuneration scheme initially set for 2013, while maintaining an attractive remuneration for its shareholders which is compatible with Telefónica’s strategy of sustained investments in the business -including spectrum acquisition- to capture growth opportunities in our markets and enhances the Company’s financial flexibility.

•

The dividend for the year 2011 is maintained at 1.60 euros per share, having fulfilled already a first payment of 0.77 euros per share in November. The remaining amount (0.83 euros per share) will be distributed in May 2012, though the combination of a cash payment and a payment in-kind, the latter through the distribution of treasury shares[1] of the Company for a maximum amount of 0.30 euros per share, and subject to market conditions.

•

Total shareholder remuneration for the year 2012 will amount to 1.50 euros per share, including the payment of a cash dividend of 1.30 euros per share and a share buyback for the remaining amount. Treasury shares acquired will be amortized and the share buyback shall be completed by May 2013.

•

For the year 2013 the minimum total shareholder remuneration per share will be similar to the one for the year 2012 (1.50 euros per share). The remuneration mix (dividend, share buyback or the combination of both) will be decided considering market conditions and investor preferences at that time.

•

The Company reiterates its target of maintaining a leverage ratio—(net debt + commitments)/OIBDA—in the 2.0-2.5x range, advancing progressively towards the medium part of this range in the medium term. Shareholder remuneration commitments will not be paid with debt, and the Company will continue optimizing its non-core asset portfolio.

To this end, the adoption of the corresponding corporate resolutions will be proposed in due course. It is the Company’s intention to maintain the current practice so that dividends will be payable in two tranches.

Madrid, December 14th, 2011

[1]	Treasury stock at the end of the third quarter 2011 amounted to 1.44% of company’s share capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: December 14th, 2011	By:	/s/ Ramiro Sánchez de Lerín García -Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors